Exhibit 99.1

NEWS RELEASE

Precision Drilling Trust
2009 Second Quarter Results Conference Call and Webcast

Calgary, Alberta, Canada – July 8, 2009

Precision Drilling Trust ("Precision") intends to release its 2009 second quarter results before the markets open on Wednesday, July 22, 2009 and has scheduled a conference call and webcast to begin promptly at 12:00 Noon MT (2:00 p.m. ET) on the same day.

The conference call dial in numbers are 1-866-225-0198 or 416-340-8061

A live webcast of the conference call will be accessible on Precision’s website at www.precisiondrilling.com by selecting “Investor Centre”, then “Webcasts”.  Shortly after the live webcast, an archived version will be available for approximately 30 days.

An archived recording of the conference call will also be available approximately one hour after the completion of the call until July 29, 2009 by dialing 1-800-408-3053 or 416-695-5800, passcode 1210140#.

ABOUT PRECISION

Precision is a leading provider of safe, high performance energy services to the North American oil and gas industry. The Trust provides customers with access to an extensive fleet of contract drilling rigs, service rigs, camps, snubbing units, wastewater treatment units and rental equipment backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada.  Precision is listed on the Toronto Stock Exchange under the trading symbol “PD.UN” and on the New York Stock Exchange under the trading symbol “PDS”.

For further information, please contact:

David Wehlmann, Executive Vice President, Investor Relations
Precision Drilling Corporation, Administrator of Precision Drilling Trust

403.716.4575
403.716.4755 (FAX)

4200, 150 – 6th Avenue S.W.
Calgary, Alberta T2P 3Y7
Website:  www.precisiondrilling.com

4200, 150 - 6th Avenue S.W.
Calgary, Alberta, Canada T2P 3Y7
Telephone: 403.716.4500
Facsimile:  403.264.0251